

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 12, 2009

Mr. Warren Robb
Chief Financial Officer
Pioneer Exploration Inc.
750 West Pender Street, Suite 202
Vancouver, BC Canada V6C 2T7

      Re: Pioneer Exploration Inc.
              Form 10-K for the Fiscal Year Ended August 31, 2008
              Filed December 2, 2008
              File No. 333-135743

Dear Mr. Robb:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Jill S. Davis
              Branch Chief